Exhibit 99.1

NEWS RELEASE
Trading Symbol: TSX: SVM

Silvercorp to announce Second Quarter results on November 3, 2016

VANCOUVER, British Columbia – October 31, 2016 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”) (TSX: SVM) announces that its unaudited financial and operating results for the period ended September 31, 2016 will be released on Thursday, November 3, 2016 after market close.

About Silvercorp Metals Inc.

Silvercorp is a low-cost silver-producing Canadian mining company with multiple mines in China. The Company’s vision is to deliver shareholder value by focusing on the acquisition of under developed projects with resource potential and the ability to grow organically. For more information, please visit our website at www.silvercorpmetals.com

Investor Contact

Silvercorp Metals Inc.
Gordon Neal
Vice President, Corporate Development

Phone: (604) 669-9397
Toll Free 1(888) 224-1881
Email: investor@silvercorp.ca
Website: www.silvercorp.ca.